Via Facsimile and U.S. Mail
Mail Stop 4720

August 6, 2009

Mr. Ramani Ayer
Chairman and Chief Executive Officer
Hartford Financial Services Group, Inc.
One Hartford Plaza
Hartford, Connecticut 06155

Re: Hartford Financial Services Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 001-13958

Dear Mr. Ayer:

        We have reviewed your June 11, 2009 response to our April 14, 2009 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Life

Net Investment Spreads, page 72

1.   Please refer to prior comment two. As originally requested, please quantify the contribution of each factor to the 2008 decrease in these net investment spreads. In particular, ensure that your disclosure describes and quantifies factors considered in your determination of interest credited and how these factors affected variations in net investment spreads for each period presented.

Retail

Year ended December 31, 2008 compared to the year ended December 31, 2007, page 80

2.   Please refer to prior comment four. We acknowledge your response and proposed new disclosure. However, given the magnitude of losses associated with the GMWB in 2008, which you attribute to liability model assumption updates and market based hedge ineffectiveness, please revise your disclosure to provide the following additional information.

- An explanation of your process for updating the GMWB liability model assumptions, particularly the factors that determine the timing of these updates.
- A description of the specific assumptions that you changed and a quantification of the impact of each change.
- A discussion of the reasonably likely impact of continuing market volatility on your GMWB liabilities. Your proposed disclosure provides a quantification of this impact, which is very small in comparison to the actual impact in 2008. Ensure that your response explains the factors that you considered in concluding that future capital markets volatility would be lower than the levels experienced in 2008.
- A discussion and quantification of the risk management objectives underlying your derivatives and reinsurance programs. In 2008, these programs appeared to hedge only a relatively small portion of GMWB reserve volatility. Ensure that your response explains the variance between the planned market effectiveness of these programs and their actual performance for each period presented.

3.   Please refer to prior comment four. On page 89 you describe $2 billion increase in account value due to the 2008 triggering of the GMIB provision under the 3 Win products, which is not discussed in your analysis of operating results for either the International or Other segments. Revise your MD&A disclosure to discuss the impact of this triggering of the GMIB provision on 2008 operating results. Also, please tell us how you accounted for this triggering of the GMIB benefit, particularly how you considered the guidance in paragraph 31 of SOP 03-01.

4.   You state in your response to prior comment six that Japan variable annuities are not recorded in the separate account because they do not qualify for separate account treatment in accordance with paragraph 11 of SOP 03-01. However, in Note 9, you appear to indicate that Japan variable annuities are included in separate account assets and liabilities. Please revise your disclosure to address this apparent contradiction. Also, disclose your accounting basis for variable annuity products sold in Japan, particularly why these products do not meet the conditions in paragraph 11 of SOP 03-01. Describe those activities

recorded in the separate account and those recorded in the general account and how the significant market declines in 2008 affected general and separate account assets for Japan variable annuity products. Also, ensure that your disclosure explains the degree to which investment risk is borne by contract holders in Japan and the legal basis for your allocation of $10.34 billion of losses related to equity securities held in trading to international variable annuities.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions regarding the processing of your response as well as any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant